Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 4, 2010, Southwest Airlines Co. (“Southwest”) made the following post available on its employee newsline. Portions of the post not related to Southwest’s proposed acquisition of AirTran Holdings, Inc. have been redacted.

Gary’s Newsline: AirTran, Spirit Week, and More

Podcast By: Gary Kelly on Oct 04, 2010 at 9:58am

Thanks for calling the Employee Newsline. This is Gary Kelly on Monday, October 4th. Well, last week was one of those Wow weeks. It was big, it was exciting. Of course, a week ago today we broke the news to you all that we plan to acquire AirTran Airways, and I am very pleased with your collective excitement and enthusiasm around our plans. The feedback from our Employees has been overwhelmingly positive, as it should be, as I believe this deal is very good for Southwest Airlines and our future.

If approved by certain regulatory agencies and AirTran stockholders, the acquisition of AirTran allows us to grow, and provides a unique opportunity to boost profits and to bring more aircraft, more flights, more destinations, and more jobs. We’ve developed a web site, www.lowfaresfarther.com, that is solely dedicated for communicating ongoing news and developments around the deal, and I encourage you all to visit the web site often and use it as a resource for any questions that you might have about the acquisition. Regulatory approvals would take several months, and until we close, we’ll continue to operate separately as we do today. We are hosting a Town Hall here at Headquarters later today to talk about the acquisition and answer any questions that you all may have, and I am making time in my schedule in the months ahead to visit with as many of you as possible at your respective locations. Last week I was in San Antonio visiting our CS&C Center and our Station Employees, and I’ll continue to communicate to you all in the weeks and months ahead.

Along with the AirTran news last week, we announced our plans to hire additional Flight Crews for the first time since 2008. As I mentioned, a successful acquisition would bring more planes and more flights, and therefore we would need additional Pilots and Flight Attendants to support the growth. We are tentatively planning to add 150-200 new Pilots and 250-300 new Flight Attendants next year. Since we haven’t hired Flight Crews since 2008, our hiring Teams will soon begin an aggressive schedule to interview and process qualified candidates. We expect to have 100 Pilots begin New Hire training in first quarter 2011, and start rolling into our system in March. Additional Pilot classes will follow as required. Flight Attendant classes also will begin in first quarter 2011, and will include three classes of approximately 100 each. They will start rolling into our system in April. I know many of you have been eagerly anticipating growth for our Company, and I’m looking forward to adding to our Family.

At last week’s press conference, I also shared an update on our plans to change our reservations system. A new reservations system will allow us to fully realize our intent to sell international itineraries and to fly our metal to international destinations. I am very excited about the possibilities this change could bring to our Company. While we are still at least a couple years away from flying our own international routes, we have narrowed our search to two vendors, and will proceed with our diligence process to select the best vendor. Until we make a final selection, I don’t have a lot of additional information or a timeline, but we will keep you updated and informed throughout the process.

Important Information for Investors and Stockholders

This newsline does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This newsline contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on (i) Southwest’s growth; (ii) its future operations, including fleet plans; (iii) its integration plans; (iv) employee matters; and (vi) its financial outlook. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.